Exhibit 1.01

Conflict Minerals Report of Cenveo, Inc. in Accordance with Rule
13p-1 under the Securities Exchange Act of 1934

Introduction

This Conflict Minerals Report (this “Report”) of Cenveo, Inc. (“Cenveo”) for calendar year 2016 has been prepared in accordance with Rule 13p-1 (the “Rule”) promulgated under the Securities Exchange Act of 1934, as amended. Please refer to the Rule, Form SD and Release No. 34-67716 issued by the Securities and Exchange Commission (“SEC”) on August 22, 2012 for definitions to the terms used in this Report, unless otherwise defined herein.

The Rule was adopted by the SEC to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010. The Rule imposes certain reporting obligations on SEC registrants who manufacture or contract to manufacture products containing conflict minerals which are necessary to the functionality or production of their products. Conflict minerals are defined as cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, which are limited to tin, tantalum, tungsten, and gold (collectively, “3TG metals”) for the purposes of this assessment. The “Covered Countries” for the purposes of the Rule are the Democratic Republic of the Congo, the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola. These requirements apply to registrants regardless of the geographic origin of the conflict minerals and whether or not they fund armed conflict. Cenveo has determined that certain of its operations manufacture or contract to manufacture products which contain 3TG metals that are necessary to the functionality or production of such products. As a result, Cenveo has implemented policies, procedures and a due diligence process to determine whether it has sourced any of the 3TG metals contained in its products from the Covered Countries.

Description of Cenveo’s Products Covered by this Report

This Report relates to products (i) for which conflict minerals are necessary to the functionality or production of those products, (ii) that were manufactured or contracted to be manufactured by Cenveo, and (iii) for which the manufacture was completed during calendar year 2016. Such products (the “Covered Products”) could include envelopes with a clasp or tie, printed items that utilize certain bindery methods and/or inks.

Design of Due Diligence Measures

In accordance with the Rule, Cenveo conducted a good faith reasonable country of origin inquiry regarding the 3TG metals contained in the Covered Products. This good faith reasonable country of origin inquiry was designed to determine whether any of such 3TG metals originated in the Covered Countries and whether any of such 3TG metals may be from recycled or scrap sources. Cenveo also undertook due diligence measures to determine the source and chain of custody of necessary conflict minerals used in its products. Cenveo's design of its due diligence program conforms in all material respects with the five step framework established by the Organisation for Economic Co-operation and Development (“OECD”) in its “OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, Second Edition, 2013” (the “OECD Framework”), an internationally recognized due diligence framework.

Cenveo’s due diligence measures were based on the due diligence tools created by the Electronic Industry Citizenship Coalition (“EICC”) and the Global e-Sustainability Initiative’s (“GeSI”) Conflict-Free Sourcing Initiative, which includes the Conflict Minerals Reporting Template (“CMRT”), a supply chain survey designed to identify the smelters and refiners of 3TG metals who provide those 3TG metals to our suppliers. As a company in the business of manufacturing print-related products, Cenveo is several levels removed from the sources of ores from which 3TG metals contained in the Covered Products are produced and the smelters and refiners that process those ores. Cenveo does not make purchases of raw ore or unrefined 3TG metals and makes no purchases in the Covered Countries. Cenveo must therefore rely on its suppliers to provide information regarding the origin of the 3TG metals contained in the Covered Products. Moreover, Cenveo believes that the smelters and refiners of the 3TG metals contained in the Covered

Products are best situated to identify the sources of such 3TG metals, and therefore has taken steps to identify the applicable smelters and refiners of such 3TG metals in its supply chain.

Due Diligence Measures Performed

Cenveo's due diligence measures included, but were not limited to:

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Establishing a Conflict Minerals Policy (published at www.cenveo.com), incorporating the standards set forth in the OECD Framework. Each year this policy is reviewed by the individuals who administer Cenveo’s conflict minerals program to ensure any changes made by governing bodies and/or Cenveo are reflected.

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Expanding and improving education and training to company personnel. Cenveo personnel who have influence over sourcing decisions are required to participate in annual training sessions. These sessions are offered in multiple formats including live training and user self-guided training. The annual training requirement allows Cenveo personnel to keep current with Cenveo’s conflict minerals program and enables any new personnel to be properly introduced to Cenveo’s program. At the conclusion of the training, such personnel are required to submit an attestation form indicting they have taken the course and understand the material.

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Incorporating conflict minerals due diligence procedures into assigned roles and responsibilities. Cenveo has a dedicated group, Supplier Information Management (SIM), which is responsible for administering Cenveo's conflict minerals program. SIM is part of Central Purchasing Services which reports directly to the Executive Vice President - Global Supply Chain. SIM is governed by standard operating procedures that are reviewed at a minimum of two times per year by Cenveo's Vice President - Supply Chain (who oversees Cenveo's Central Purchasing Services) and the Purchasing Manager. The first review takes place following the annual filing of Cenveo’s Form SD with the SEC to incorporate any lessons learned during the reporting period and/or process improvements. The second review takes place at the end of each calendar year. In addition, Cenveo has legal counsel (internal and external) who provide regular guidance regarding the program.

•
Conducting an internal assessment to identify materials that could contain 3TG metals and suppliers who sourced those materials to Cenveo. The SIM team and Cenveo management review changes in the business to determine whether changes have been made in the way we produce our products and/or if changes have been made in the materials used in our products. The SIM team reviews and approves every new supplier added to Cenveo’s supplier base. As such, we are able to scrutinize new suppliers for their potential to introduce 3TG into our products and processes, both at the time they are added as a supplier and during the annual assessment.

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Conducting a survey on our supply chain to obtain country of origin information for the necessary 3TG metals in our products using a slightly modified version of the CMRT as a basis to identify the applicable smelters and refiners and countries of origin of the 3TG metals in our products. On an annual basis SIM conducts an assessment of suppliers using a supply-chain survey. Every survey response is subjected to two separate reviews to assess responses for logic and completeness. This year we surveyed 452 suppliers of which 397 responded. We reviewed responses that we received from our suppliers and followed up by e-mail and/or telephone with those suppliers who did not respond to our requests for information. Survey responses collectively identified 16 suppliers as having 3TG in the products they supply to Cenveo.

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Comparing the smelters and refiners identified in the supply-chain survey against the list of smelter facilities which have been identified as "conflict free" by programs such as the EICC/GeSI Conflict Free Smelter (CFS) program for 3TG metals. As a result of our annual survey, we identified 16 suppliers as having 3TG in the products they supply to Cenveo. All of the smelters identified by the 16 suppliers indicated above were on the EICC/GeSI Conflict Free Smelters List.

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Finding alternative suppliers for vendors not responding timely or sufficiently. On an ongoing basis and during the annual survey process, SIM gathers evidence from existing suppliers and/or those who are being recommended as a new supplier to Cenveo to determine if their products contain 3TG and, if so, the source of those minerals. Those suppliers who fail to produce adequate evidence or refuse to provide evidence are removed from our supply base and/or not approved for use. SIM also works with Operations to identify alternative sources for products containing conflict minerals, as necessary.

Identified Smelters in the Cenveo Supply Chain:

	Metal	Smelter Name	Smelter Country	Smelter Identification
1	Tin	Mineração Taboca S.A.	BRAZIL	CID001173
2	Tin	Malaysia Smelting Corporation (MSC)	MALAYSIA	CID001105
3	Tin	PT Timah (Persero) Tbk Kundur	INDONESIA	CID001477
4	Tin	Metallo-Chimique N.V.	BELGIUM	CID002773
5	Tin	EM Vinto	BOLIVIA	CID000438
6	Tin	Minsur	PERU	CID001182
7	Tin	Operaciones Metalurgical S.A.	BOLIVIA	CID001337
8	Tin	PT Timah (Persero) Tbk Mentok	INDONESIA	CID001482
9	Tin	Thaisarco	THAILAND	CID001898
10	Tin	Cooperativa Metalurgica de Rondônia Ltda.	BRAZIL	CID000295
11	Tin	CV United Smelting	INDONESIA	CID000315
12	Tin	PT Mitra Stania Prima	INDONESIA	CID001453
13	Tin	PT Tinindo Inter Nusa	INDONESIA	CID001490
14	Tin	PT Bukit Timah	INDONESIA	CID001428
15	Tin	PT Timah (Persero) Tbk Kundur	INDONESIA	CID001477
16	Tin	PT Pelat Timah Nusantara Tbk	INDONESIA	CID001486
17	Tin	China Tin Group Co., Ltd.	CHINA	CID001070
18	Tin	PT Stanindo Inti Perkasa	INDONESIA	CID001468
19	Tin	PT Refined Bangka Tin	INDONESIA	CID001460
20	Tin	Yunnan Tin Company, Ltd.	CHINA	CID002180
21	Tin	Cooperativa Metalurgica de Rondonia Ltda	BRAZIL	CID000295

Future Due Diligence Measures

In the next compliance period, Cenveo will continue to take steps to enhance its due diligence program to further mitigate the risk that necessary conflict minerals contained in the Covered Products finance or benefit armed groups in the Covered Countries. The steps include but are not limited to continued efforts to:
-    Engage with suppliers to obtain current, accurate and complete information about the supply chain;
-    Identify alternative suppliers for vendors not responding timely or sufficiently;
-    Perform ongoing risk assessment of product and supplies to identify those that may contain a conflict mineral;
-    Expand and improve internal education and training to company personnel;
-    Utilize and adopt system technology that can assist in oversight of sourced material; and
- Screen new suppliers as they are recommended.

Independent Private Sector Audit

An independent private sector audit is not required for this Report.